Mail Stop 4561

January 15, 2009

Mr. Charles E. Moran
Chief Executive Officer
Skillsoft Public Limited Company
107 Northeastern Boulevard
Nashua, New Hampshire 03062

> **Re: Skillsoft Public Limited Company**
> **Form 10-K for Fiscal Year Ended January 31, 2008**
> **Filed March 31, 2008**
> **Form 10-K/A for Fiscal Year Ended January 31, 2008**
> **Filed May 23, 2008**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2008**
> **Filed December 9, 2008**
> **File No. 0-25674**

Dear Mr. Moran:

We have reviewed your response letter dated January 8, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2008.

Form 10-Q for the Quarterly Period Ended October 31, 2008

Condensed Consolidated Statements of Cash Flows, page 5

1.   We note your response to prior comment 8 and note that your interim presentation is similar to that presented in your annual report. In future filings, please comply with paragraph 28 of SFAS 95 and reconcile to net income.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended October 31, 2008 Versus Three Months Ended October 31, 2007

Revenue, page 22

2.   Please confirm to us in writing that, in future filings, you will disclose any significant developments related to the non-cancelable backlog measure throughout the year. If you are to retain a discussion of this measure within your MD&A, then you should update readers on any significant shortfalls, collection issues, or other unusual relationships that arise.

Liquidity and Capital Resources, page 28

Prior Comment 11

3.   We have read your response to prior comment 11 and do not agree that additional disclosure was not warranted. Please confirm to us in writing that you will provide a more robust analysis of such changes within this section in future filings

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

                                                Sincerely,

                                                Mark Kronforst
                                                Accounting Branch Chief